August 26, 2025

VIA EDGAR

Rucha Pandit

Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PressLogic Inc.

Response to the Staff’s Comment on the Draft Registration Statement on Form F-1 Confidentially Submitted on July 9, 2025

CIK No. 0002058867

Dear Ms. Pandit and Mr. Field:

On behalf of our client, PressLogic Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 31, 2025 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on July 9, 2025 (“the Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

The Company further respectfully advises the Staff that it has included in this submission its unaudited consolidated financial statements as of and for the six months ended June 30, 2025.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

Risks Relating to Doing Business in Hong Kong, page 29

1.	We note your revised disclosure in response to prior comment 13 and reissue it in part. Please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, separately acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the first part of the Staff’s comment, the Company has revised the disclosure on page 30 of the Revised Draft Registration Statement by adding a separate risk factor under the heading “The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. Additionally, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies, which could significantly limit or completely hinder the ability of China-based companies to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

In response to the second part of the Staff’s comment, the Company has added the relevant disclosure in the third sentence of the third paragraph on page 30 of the Revised Draft Registration Statement.

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Cheung Ho Chak Ryan, chief executive officer of the Company, PressLogic Inc.

Anthony N. DeMint, Partner, DeMint Law, PLLC

Tommy Shek, Engagement Partner, TAAD LLP

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